EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

March 12, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON’S FORMER VALLEY HIGH BROKER WARRANTS EXERCISED IN FULL

Levon Resources Ltd (“Levon” or the “Company”) is pleased to announce that a total of 763,426 former Valley High broker warrants have been fully exercised for proceeds of $603,106.  The warrants were exercised as of March 8, 2012.  This completes the exercise of former Valley High Venture warrants.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge  property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and CEO

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws